Hogan Lovells US LLP
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www.hoganlovells.com

David R. Crandall
Direct: +1 303 454 2449
david.crandall@hoganlovells.com

December 18, 2015

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3233

Attn:	Kim McManus
Senior Attorney, Office of Real Estate and Commodities

Re:	Lightbridge Corporation
Registration Statement on Form S-1
Filed October 19, 2015
File No. 333-207507

Ladies and Gentlemen:

On behalf of Lightbridge Corporation (“Lightbridge” or the “Company”), set forth below is the response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 18, 2015, with respect to the above-referenced filing. On December 11, 2015, the Company filed an amendment to the above-referenced Registration Statement on Form S-1.

General

1.

As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2014, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-K.

RESPONSE:

The Company acknowledges the Staff’s comment and has amended its Registration Statement on Form S-1 to reflect its responses to the Staff’s comments on the Form 10-K. As discussed with the Staff, the Company will be submitting a separate request today that the Commission accelerate the effective date of the Company’s Registration Statement on Form S-1 and declare the Registration Statement effective as of Tuesday, December 22, 2015, at 4:30 p.m., Eastern time, or as soon as practicable thereafter.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Monterrey Moscow Munich New York Northern Virginia Paris Philadelphia Rio de Janeiro Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

United States Securities and Exchange Commission
Ms. Kim McManus
December 18, 2015

Acknowledgement

We hereby inform you on behalf of the Company that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (303) 454-2449 if you have any questions or would like any additional information

Sincerely,

/s/ David R. Crandall

David R. Crandall

cc:	Seth Grae, President & CEO, Lightbridge Corporation
Linda Zwobota, CFO & Treasurer, Lightbridge Corporation